Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Automatic Acceleration and Mandatory Redemption of its AMJL ETNs

New York March 9, 2020 Credit Suisse AG (“Credit Suisse”) announced today the automatic acceleration and mandatory redemption of its Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index ETNs (“AMJL”).

On March 9, 2020, the closing indicative value of AMJL was $2.1081. Because the closing indicative value of AMJL was equal to or less than $5.00, an acceleration upon minimum closing indicative value, as defined in the pricing supplement relating to AMJL, has occurred. Accordingly, all issued and outstanding ETNs will be automatically accelerated and mandatorily redeemed. As disclosed in more detail in such pricing supplement, holders will be entitled to receive the acceleration settlement amount, calculated in accordance with the terms of the ETNs. Payment of the acceleration settlement amount will be made on the acceleration settlement date, which is expected to be March 19, 2020. The last day of trading for AMJL is expected to be March 18, 2020. As of today, Credit Suisse will no longer issue new units of AMJL ETNs.

Credit Suisse expects that NYSE Arca will allow AMJL to continue to trade until March 18, 2020. Investors who buy AMJL at any time for an amount that is greater than the amount they receive upon acceleration (including paying any premium to the acceleration settlement amount, once this amount has been determined) will suffer a loss on their investment. Furthermore, investors who sell AMJL at any time for an amount that is less than the amount they would have received upon acceleration (including selling at any discount to the acceleration settlement amount, once this amount has been determined) will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding AMJL and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as AMJL.

None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Title of ETN	ETN Ticker Symbol	ETN CUSIP
Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index ETNs due May 16, 2036	AMJL	22539T290

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com
Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Media Release March 9, 2020 Page 2 / 2

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,860 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.